January 23, 2026

Nick Langton
Chief Executive Officer
Mixed Martial Arts Group Ltd
Level 1, Suite 1, 29-33 The Corso
Manly, New South Wales 2095

       Re: Mixed Martial Arts Group Ltd
           Registration Statement on Form F-3
           Filed January 16, 2026
           File No. 333-292800
Dear Nick Langton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Jeffrey Fessler